BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23      A Publicly Listed Company        NIRE. 35300010230



                        MEETING OF THE BOARD OF DIRECTORS
                               OF FEBRUARY 21 2005
                               -------------------



         On February 21 2005, at 3:30pm., the Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. met at its head office, with the legal quorum being present and under the chairmanship of Dr. Olavo Egydio Setubal, unanimously deciding "ad referendum" of the General Meeting:

1. to declare complementary interest on capital, related to the fiscal year 2004, in the amount of R$ 3.50 per share, based on each stockholder's position as of March 4 2005, for payment on March 14 2005, with 15% income tax to be withheld at source, resulting in net interest of R$ 2.9750 per share, except shareholders demonstrating immunity or exemption from such tax.

2. to pay, also on March 14 2005, the complementary interest on capital declared by this Board of Directors in a meeting held on December 6 2004, in the amount of R$ 4.73 per share, less 15% income tax at source, resulting in net interest of R$ 4.0205 per share, except shareholders demonstrating immunity or exemption from such tax; the individual allocation of this interest was done on December 30 2004, based on each stockholder's position as of December 23 2004, as has already been made public.

         There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. Sao Paulo-SP, February 21 2005. (signed) Olavo Egydio Setubal
- Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.



                                               ALFREDO EGYDIO SETUBAL
                                             Investor Relations Officer